EXHIBIT 12.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	2007	2006	2005	2004	2003
Earnings:
Income before assessments	$888	$739	$502	$398	$440
Fixed charges	12,841	10,803	6,429	2,548	1,602

Total earnings	$13,729	$11,542	$6,931	$2,946	$2,042

Fixed charges:
Interest expense	$12,840	$10,802	$6,428	$2,547	$1,601
Estimated interest component of net rental expense(1)	1	1	1	1	1

Total fixed charges	$12,841	$10,803	$6,429	$2,548	$1,602

Ratio of Earnings to Fixed Charges	1.07	1.07	1.08	1.16	1.27

(1)	Represents an estimated interest factor